SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

INFORMATION TO BE INCLUDD IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)


                        GLOBALNET FINANCIAL.COM, INC.
          ------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.001 Par Value
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                    37937R
          ------------------------------------------------------------
                                 (CUSIP NUMBER)

                               Dion R. Friedland
                                28 Sloane Street
                                    Flat #8
                                 London SWIX9NE
                                  United Kingdom

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                           Michael G. Tannenbaum, Esq.
                  Tannenbaum Helpern Syracuse & Hirschtritt LLP
                          900 Third Avenue - 13th Floor
                            New York, New York 10022
                                 (212) 508-6700

                                December 31, 1999
                          (Date of event which requires
                            filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          |_|  Rule 13d-1-(b)

          |_|  Rule 13d-1-(c)

          |X|  Rule 13d-1-(d)

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                                                 Page 1 of 6 Pages

CUSIP No. 37937R

1.       Names of Reporting Persons

         Dion R. Friedland

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         a.       |_|

         b.       |_|

3.       SEC Use Only

4.       Citizenship or Place of Organization:  Republic of South Africa

Number of Shares    5.  Sole Voting Power       1,864,583 Shares

  Beneficially
  Owned by          6.  Shared Voting Power           0
  Each
  Reporting         7.  Sole Dispositive Power  1,864,583 Shares
  Person
  With              8.  Shared Dispositive Power     0

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                1,864,583 Shares

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.      Percent of Class Represented by Amount in Row 9   16.6% of Common Stock

12.      Type of Reporting Person (See Instructions)                    IN


                                                 Page 2 of 6 Pages

CUSIP No. 37937R

Item 1(a)         Name of Issuer:

GobalNet Financial.com, Inc.

Item 1(b)         Address of Issuer:

GobalNet Financial.com, Inc.
2425 Olympic Boulevard
Suite 660 E
Santa Monica, California  90404

Item 2(a)         Name of Person Filing:

Dion R. Friedland

Item 2(b)         Address of Principal Business Office or, if none, Residence:

The address of the reporting person is:

28 Sloane Street
Flat #8
London SWIX9NE
United Kingdom

Item 2(c)         Citizenship:

Republic of South Africa

Item 2(d)         Title of Class of Securities:

Common Stock, $0.001 Par Value

Item 2(e)         CUSIP Number:

37937R

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or 13d-2(c) promulgated under the Securities Exchange Act of 1934, check whether the filing person is a:


                                                 Page 3 of 6 Pages

CUSIP No. 37937R

a.       |_|      Broker or dealer registered under Section 15 of the Act,
b.       |_|      Bank as defined in Section 3(a)(6) of the Act,
c.       |_|      Insurance Company as defined in Section 3(a)(19) of the Act,
d.       |_|      Investment Company registered under Section 8 of the
                  Investment Company Act,
e.       |_|      Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
f.       |_|      Employee Benefit Plan, or Endowment Fund in accordance with
                  Rule 13d-1(b)(1)(ii)(F),
g.       |_|      Parent Holding Company or Control Person, in accordance with
                  Rule 13d-1(b)(ii)(G); (Note:  see Item 7)
h.       |_|      A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813);
i.       |_|      A church plan that is excluded from the definition of an
                  investment company under section 3(c)(14) of the Investment
                  Company Act of 1940;
j.       |_|      Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4   Ownership:

         (a)      Amount Beneficially Owned:

          As of February 3, 2000, the aggregate of 1,864,583 shares were beneficially owned by (i) Giant Trading, Inc., a Panamanian corporation, solely controlled by Mr. Friedland; (ii) the following British Virgin Islands corporations advised by Magnum Fund Management Ltd. of which Mr. Friedland is the chairman: Magnum Capital Growth Fund, Magnum Edge Fund, Magnum Global Equity Fund, Magnum Opportunity Fund, Magnum Tech Fund, Magnum Turbo Growth Fund, Magnum U.S. Equity Fund, Magnum International Equity Fund, Magnum Special Situations Fund; (iii) Rosebud Internet Fund Ltd., a British Virgin Islands corporation which is advised by Rosebud Fund Management Ltd., which is advised by Mr. Friedland as director; and (iv) e-Com Growth Fund Ltd., a Bahamas corporation which is advised by Magnum Advisors Ltd. of which Mr. Friedland is the chairman. Accordingly, Mr. Friedland may be deemed to beneficially own 1,864,583 shares. Mr. Friedland disclaims beneficial ownership of the shares in which he has no pecuniary interest.

         (b)      Percent of Class:  16.6%

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote:

                           1,864,583 Shares

                  (ii)     shared power to vote or direct the vote:

                           0

                  (iii) sole power to dispose or to direct the disposition of:

                           1,864,583 Shares




                                                 Page 4 of 6 Pages

CUSIP No. 37937R


                  (iv)     shared power to dispose or direct the disposition of:

                           0

Item 5            Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|

Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not applicable

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  Not applicable

Item 8            Identification and Classification of Members of the Group:

                  Not applicable

Item 9            Notice of Dissolution of Group:

                  Not applicable

Item 10           Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the insurer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                                 Page 5 of 6 Pages

CUSIP No. 37937R


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 3, 2000
---------------------------------------------------------------------------
(Date)


/s/ Dion R. Friedland
---------------------------------------------------------------------------
(Signature)


Dion R. Friedland
---------------------------------------------------------------------------
(Name/Title)


                                                 Page 6 of 6 Pages